Exhibit 99.1

Drone Makers ACSL and Draganfly Partner to Bring NDAA-Compliant Japanese Drones to Canadian Market; Signs Exclusive Distributor Agreement and Launches Technology Integration

Collaboration Enables Cross-Platform, NDAA-Compliant Interoperability, Expanding Fleet Access and Capabilities for Public Safety and Industry

Vancouver, B.C., May 7, 2026 — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer and ACSL, the largest Japanese drone maker, renowned for innovation and commitment to quality, have signed an exclusive master distributor agreement and launched technology integrations. This partnership will bring ACSL’s technology to the Canadian market while the resulting collaboration will lead to the development of exciting new capabilities and interoperability between both companies’ drone platforms. This milestone comes as Canada’s commercial drone market accelerates toward a projected $10 Billion USD by 2030.

As the exclusive Canadian partner, Draganfly is bringing the ACSL SOTEN to market, a compact, easy-to-deploy, multi-mission platform with swappable payloads and a secure-by-design architecture. Purpose-built in Japan, SOTEN complements Draganfly’s established portfolio; Apex, Commander 3XL, and Heavy Lift, supporting payloads from 6.6 to 100+ lbs. and expanding customer capabilities with a highly portable, adaptable solution.

This partnership also aims to address industry needs by offering more viable options for building diverse, interoperable drone programs. Through technical integration, certain Draganfly made drones like the Apex and Commander 3XL will be compatible with SOTEN’s swappable camera payloads along with the ACSL TAITEN Smart Controller. Pilots will be able to build drone programs around their needs, combining the advantages of both Draganfly and ACSL systems, and controlling platforms as needed with the ACSL TAITEN ground control station.

SOTEN has four swappable camera options: the standard 20MP 1” sensor camera with a mechanical shutter, the SAMO dual thermal-optical system, a multi-spectral option, and an optical zoom camera. The TAITEN smart controller features a 7” 1500-nit screen, a rugged IP54-rated design, and a suite of customizable buttons. The platform emphasizes operational reliability, secure communications, and flexibility to adapt as mission requirements evolve.

“We’ve seen significant adoption of the ACSL platform in the US and we’re excited to bring this technology to the Canadian drone market,” said Cynthia Huang, CEO of ACSL Inc. “Customer feedback has been strong. With its modular design, once SOTEN gets incorporated into a workflow, it becomes a go-to choice for many missions. This partnership is a great reflection of addressing the needs of customers, increasing interoperability among drone solution providers to build a more resilient industry.”

“We’ve taken a hard look at the market, and ACSL stands out as the strongest partner in this segment to integrate with our OEM product line,” said Cameron Chell, CEO of Draganfly. “This gives customers a true single-source solution, combining best-in-class manufacturing and technology to build scalable, future-ready drone programs.”

As the adoption of enterprise drone operations continues to expand across Canada, ACSL’s entry reinforces the importance of trusted manufacturing, ecosystem collaboration, and platforms designed to meet the realities of professional use.

The SOTEN platform will be available across Canada exclusively through Draganfly beginning in June 2026. Customers can learn more or request a demo at www.draganfly.com. Dealers seeking to become authorized partners are invited to contact Draganfly for more information.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly is an award-winning Original Equipment Manufacturer and technology integrator to the public safety, civil, military, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

For more information, visit www.draganfly.com.

For investor details, visit:

NASDAQ (DPRO)

CSE (DPRO)

FSE (3U8)

About ACSL

ACSL is the largest Japanese drone maker, renowned for its innovation and commitment to quality. With a focus on delivering advanced, reliable, and user-friendly drone solutions, ACSL continues to set industry standards and exceed customer expectations. ACSL offers a variety of different drone systems including the flagship SOTEN drone. ACSL Inc. is the North American subsidiary of ACSL.

Media Contact

Draganfly

Erika Racicot

Media@draganfly.com

ACSL

Patrick Santucci

Press@acsl-usa.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly’s participation in the Uncrewed Aircraft Working Group, as well as the statement that Draganfly looks forward to working with the Government of Canada to pursue potential partnerships that strengthen Canada’s domestic capacity to design, develop, and produce advanced drone solutions and systems. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.